UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 18, 2011**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.06 Material Impairment

On July 18, 2011, First Financial Holdings, Inc. ("First Financial") issued a press release announcing that First Financial will record a provision for loan losses of approximately $73 million on a pre-tax basis. The charge is a result of reclassifying approximately $155 million of certain nonperforming and performing loans to held for sale status as of June 30, 2011 in connection with pursuing potential loan sale alternatives that are expected to result in the disposition of these assets by calendar year end. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press release dated July 18, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: July 18, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated July 18, 2011

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

**FIRST FINANCIAL HOLDINGS, INC. RECLASSIFIES $155 MILLION
OF LOANS AS HELD FOR SALE AT JUNE 30, 2011**

CHARLESTON, SOUTH CAROLINA, July 18, 2011 -- First Financial Holdings, Inc. ("First Financial" or the "company") (NASD AQ: FFCH) announced today that the company reclassified approximately $155 million (book value) of cert ain nonperforming and performing loans to loans held for sale as of June 30, 2011. The company is pursuing potential loan sale alternatives that are expected to result in the disposition of these assets prior to the calendar year end.

On a pro forma basis, adjusting fo r the loan reclassificat ion, nonperforming loans are estimated to total less t han $50 million in the aggregate as of June 30, 2011 in comparison to total nonperforming loans of $156 million as of March 31, 2011. Addi tionally, nonperforming assets, excluding assets covered under a loss- share agreement with the FDIC, ("non-covered NPAs") as a percentage of total a ssets are estimated to equal approximately 1.40 % compared to non-covered NPAs to assets of 4.84% at March 31, 2011.

Details by specific loan category are as follows:

Composition of Loans Reclassified as Held for Sale
(Dollars in Thousands)

	Carrying Amount of Loans Prior to Transfer to Loans Held for Sale			
	Nonperforming	Substandard Performing	Pass [1]	Total
Residential 1-4 Family	$ 20,123	$ 44	$ 5,801	$ 25,968
Residential C&D	3,080	---	---	3,080
Commercial Business	5,413	2,659	---	8,072
Commercial Real Estate	47,154	26,207	---	73,361
Commercial C&D	33,328	9,078	---	42,406
Consumer & Other	1,796	---	615	2,411
Total	$ 110,894	$ 37,988	$ 6,416	$ 155,298

[1] Pass loans are related to other loans included in the pool held for sale

After considering the loss reserves already est ablished as of June 30, 2011 related to the reclassified loans, the estim ated incremental provision for loan losse s related to reclassifying the loans will be approximately $73 million on a pre-tax basis.

Pro forma regulatory ca pital ratios are expected to remain strong and above the levels required to be considered "well-capitalized."

Exhibit 99.1

“The sale of these loans will result in a substantial reduction in our nonperforming assets and accelerate the return to core operating earnings,” said R. Wayne Hall, president and CEO. “This is an important step towards strengthening our balance sheet and positioning the company for the future.”

First Financial will discuss the details associated with this action as well as the third fiscal quarter financial results during its previously scheduled conference call on Friday, July 29, 2011 at 10:00 a.m. Eastern Daylight Time.

Sandler O’Neill Mortgage Finance L.P., an affiliate of Sandler O’Neill + Partners, L.P., is acting as exclusive financial advisor to First Financial in connection with the planned asset sale.

About First Financial

First Financial Holdings, Inc. ("First Financial") (Nasdaq: FFCH) is a Charleston, South Carolina thrift holding company with $3.3 billion in total assets as of March 31, 2011. The company’s primary subsidiary, First Federal Savings and Loan Association, founded in 1934, provides financial services and integrated financial solutions, including personal, business, and wealth management. First Financial serves individuals and businesses throughout coastal South Carolina, as well as the Florence, Columbia, and upstate regions of South Carolina and Wilmington, North Carolina. In addition to First Federal, First Financial subsidiaries include: Kimbrell Insurance Group, Inc., a managing general insurance agency; First Southeast 401(k) Fiduciaries, Inc., a registered investment advisor; and First Southeast Investor Services, Inc., a registered broker-dealer. First Federal is the largest financial institution headquartered in the Charleston, South Carolina metropolitan area and the third largest financial institution headquartered in South Carolina, based on asset size. Additional information about First Financial is available at www.firstfinancialholdings.com.

Contact
Blaise B. Bettendorf
Executive Vice President & Chief Financial Officer
(843) 529-5456
bbettendorf@firstfederal.com